510 Burrard St, 3rd Floor
Date: April 11, 2013	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: VERIS GOLD CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 07, 2013
Record Date for Voting (if applicable) :	May 07, 2013
Beneficial Ownership Determination Date :	May 07, 2013
Meeting Date :	June 18, 2013
8th Floor, 688 West Hastings Street
Meeting Location (if available) :	Vancouver, BC V6B 1P1
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:
Number of shares greater than:	5,000
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:
Number of shares greater than:	5,000
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	92346R100	CA92346R1001

Sincerely,

Computershare
Agent for VERIS GOLD CORP.